

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Limited
22F - 810 Seventh Avenue
New York, NY 10019

> **Re: GD Culture Group Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-37513**

Dear Xiao Jian Wang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye